Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2014

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.

COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2014. Comparative, un-audited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 13-14	F/Y 12-13
SALES	$4,810,355	$5,752,940
NET INCOME	$222,236	$622,515
EARNINGS PER SHARE	74	194

NINE MONTHS	F/Y 13-14	F/Y 12-13
SALES	$14,707,473	$19,577,779
NET INCOME	$729,922	$1,999,693
EARNINGS PER SHARE	224	604

SHARES OUTSTANDING	3,333,964	3,310,171

Shipments in the beginning of the quarter were lagging as we continued to ramp up production at the new facilities. However, by February, shipping levels improved and revenue recorded in the month reached an annualized rate of $25 million.

New order bookings for seismic and aerospace/defense sales are improving, with a surge in defense orders from the now approved 2014 defense budget. The Company’s firm order backlog has increased to $18.5 million compared to $16.5 million at the end of the second quarter.
ITEM: NEW ORDERS ~ SEISMIC AND WIND

During the third quarter, the Company has received the following orders for seismic and wind damping projects:

▪ Mazzoni Hospital – Italy
▪	Bosphorus Bridge – Turkey
▪	Turkcell Maltepe 2 Building – Turkey
▪	Danfeng Residences Building – Taiwan, ROC
▪	Taota #21 Residences Building – Taiwan, ROC
▪	Taota #22 Residences Building – Taiwan, ROC
▪	Jorge Chavez International Airport – Peru
▪	Pearl Harbor Memorial Bridge – New Haven, Connecticut
▪	Santa Clarita City Hall – Santa Clarita, California

ITEM:	NEW ORDERS ~ AEROSPACE AND DEFENSE

Aerospace and Defense sales are increasing due to items newly funded in this year’s U.S. Defense Budget. New orders received in the third quarter include:

▪	Machined Springs for Military Aircraft

The Company has received another yearly follow-on order to this on-going program with additional orders expected over the next four years.

▪	Gimbal System Dampers

This is a major development contract for an array of custom damping devices for a large sensor suspended below the gas-filled body of a large airship. The airship is essentially a defensive system, and has the ability to remain aloft for extended periods using minimal amounts of fuel. The purpose of the sensor is to aid in base defense by achieving medium range target acquisition with the ability to relay targeting coordinates to various weapons systems. This is a two year contract with options for additional production.

▪	Soft Mounts for Machine Guns

Even though the war in Afghanistan is winding down, the success of the Company’s Soft Mounts for large vehicle mounted .50 caliber machine guns remains strong. Orders for an additional 550 gun systems of Soft Mounts were received in the quarter.

▪	Ship’s Foundation Isolation Systems

This new program has been in development for several years, and involves the isolation of a large weapons system installed directly onto the hull foundations of large warships. The Company has recently received a multi-million dollar order to start production on this specialty isolation system, which is needed to protect the weapons system should the warship be under attack by enemy ships or submarines. When a weapons detonation occurs near a warship, the shock waves are transmitted directly to the ship’s hull and framing. Anything attached to the hull and framing will also experience this very high level shock. The concept of “rafting” or using isolators between the hull and framing and the weapons system is common on submarines, but has rarely been applied to surface ships due to various construction problems. However, the most recent surface ship designs are utilizing equipment rafts for heavier systems mounted on the ship. The use of equipment rafts mounted on isolators greatly reduces the direct shock effects, allowing more sophisticated and oftentimes more delicate weapons to be utilized. The Company believes that this concept could eventually become a trend on modern surface warships. This new program is expected to be ongoing for at least ten years.

▪	European Commercial Aircraft Actuators

The Company has received a substantial follow-on order for this program, funding production through 2014 and a portion of 2015. The new aircraft is selling well.

ITEM: UNIVERSITY RESEARCH UPDATE – SOFT STORY BUILDINGS

Taylor Devices has developed and filed for a patent on our “Open Spaces Damping System” for soft story structures. The patent for this new concept is for dampers applied to buildings with large open window areas on the first floor, and is currently being examined by the U.S. Patent Office. In the meantime, the Company has teamed with a professor and graduate students at SUNY-Buffalo to implement this technology into a building frame that will be tested on the university’s seismic shake table. The students will be using this project for their PhD thesis, with numerous additional publications based upon the outcome of the research and tests. The student will also develop all the necessary mechanical details and design equations to allow practicing engineers to implement this damping system into their building designs.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President